UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

MDC Partners Inc.

(Name of Issuer)

Class A Subordinate Voting Shares

(Title of Class of Securities)

552697104

(CUSIP Number)

David A. lorber

FRONTFOUR CAPITAL GROUP LLC
35 Mason Street, 4th Floor
Greenwich, Connecticut 06830
(203) 274-9050

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 19, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552697104

1	NAME OF REPORTING PERSON

FRONTFOUR CAPITAL GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,953,266
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,953,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,953,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IA, OO

2

CUSIP No. 552697104

1	NAME OF REPORTING PERSON

FRONTFOUR MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,544,472
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,544,472
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,544,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 552697104

1	NAME OF REPORTING PERSON

FRONTFOUR OPPORTUNITY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		52,734
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

52,734
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 552697104

1	NAME OF REPORTING PERSON

FRONTFOUR CAPITAL CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		52,734
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

52,734
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 552697104

1	NAME OF REPORTING PERSON

STEPHEN E. LOUKAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,006,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,500
	10	SHARED DISPOSITIVE POWER

3,006,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,009,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 552697104

1	NAME OF REPORTING PERSON

DAVID A. LORBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,006,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,006,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,006,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 552697104

1	NAME OF REPORTING PERSON

ZACHARY R. GEORGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,006,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,006,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,006,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 552697104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Subordinate Voting Shares (the “Shares”) of MDC Partners Inc., a corporation organized under the laws of Canada (the “Issuer”). The address of the principal executive offices of the Issuer is 745 Fifth Avenue, 19th Floor, New York, New York 10151.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	FrontFour Capital Group LLC, a limited liability company formed under the laws of the State of Delaware (“FrontFour Capital”);
(ii)	FrontFour Master Fund, Ltd., an exempted company formed under the laws of the Cayman Islands (the “Master Fund”);
(iii)	FrontFour Opportunity Fund, a mutual fund trust formed under the laws of British Columbia, Canada (the “Canadian Fund”);
(iv)	FrontFour Capital Corp., a corporation formed under the laws of British Columbia, Canada (“FrontFour Corp.”);
(v)	Stephen E. Loukas;
(vi)	David A. Lorber; and
(vii)	Zachary R. George.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of FrontFour Capital, the Canadian Fund and Messrs. Loukas, Lorber and George is 35 Mason Street, 4th Floor, Greenwich, Connecticut 06830. The principal business address of the Master Fund is c/o Intertrust Cayman, 190 Elgin Avenue, George Town, Grand Cayman KY1-9007, Cayman Islands. The principal business address of FrontFour Corp. is 1055 West Georgia Street, Royal Centre, Suite 1500, Vancouver, British Columbia V6E 4N7. The directors, executive officers and principals of each of FrontFour Capital, the Master Fund, the Canadian Fund and FrontFour Corp. and their principal occupations and business addresses are set forth on Schedule A attached hereto and are incorporated by reference in this Item 2. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(c)       The principal business of each of the Master Fund and the Canadian Fund is investing in securities. The principal business of FrontFour Capital is serving as the investment manager of the Master Fund and of an account it separately manages (the “Separately Managed Account”). The principal occupation of each of Messrs. Loukas, Lorber and George is serving as a managing member and principal owner of FrontFour Capital. By virtue of these relationships, each of FrontFour Capital and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly beneficially owned by the Master Fund and the Separately Managed Account.

9

CUSIP No. 552697104

The principal business of FrontFour Corp. is serving as the investment manager of the Canadian Fund. Messrs. Loukas, Lorber and George are the principal owners and the directors of FrontFour Corp. By virtue of these relationships, each of FrontFour Corp. and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly beneficially owned by the Canadian Fund.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Loukas, Lorber and George are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of the Master Fund and the Canadian Fund and the Shares held in the Separately Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,544,472 Shares owned directly by the Master Fund is approximately $11,514,602, including brokerage commissions. The aggregate purchase price of the 52,734 Shares owned directly by the Canadian Fund is approximately $274,173, including brokerage commissions. The aggregate purchase price of the 408,794 Shares held in the Separately Managed Account is approximately $1,932,498, including brokerage commissions. The Shares purchased by Mr. Loukas were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,500 Shares owned directly by Mr. Loukas is approximately $14,779, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.

Over the past several months, FrontFour Capital (together with its affiliates, “FrontFour”) has engaged in communications with the Issuer’s management team and Board of Directors (the “Board”) regarding means to create shareholder value, including through changes to the composition of the Board. FrontFour first initiated private conversations with the Board in August 2018 in an attempt to constructively outline a strategy that would result in the replacement of Scott L. Kauffman as CEO with a candidate better suited to leverage the strength of the Issuer’s agencies and grow the Issuer’s market share in key industries. Shortly thereafter, the Board hastily announced Mr. Kauffman’s intention to resign as CEO by December 31, 2018 without having commenced a search for his replacement, and then announced the launch of a strategic review process a week later.

FrontFour has stressed the importance of shareholder representation on the Board to better align the perspective of the Board with that of the Issuer’s shareholders, particularly at this critical juncture, but the Board has rejected FrontFour’s requests. FrontFour continues to believe that significant changes to the composition of the Board are required in order to ensure that the best interests of shareholders are represented in the boardroom and therefore is evaluating all available options, including seeking changes to the composition of the Board at a special meeting of shareholders requisitioned for such purpose. FrontFour may continue to enter into discussions with management and the Board and reserves all rights to take any and all action with respect to its investment in the Issuer.

10

CUSIP No. 552697104

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may consider, explore and/or develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the articles and bylaws, Board composition, ownership, capital or corporate structure, capital allocation, dividend policy, strategy and plans of the Issuer, potential strategic transactions involving the Issuer or certain of the Issuer’s businesses or assets, or may change their intention with respect to any and all matters referred to in Item 4.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of Shares.

Item 5.	Interest in Securities of the Issuer.

(a)                The aggregate percentage of Shares reported owned by each person named herein is based upon 57,511,684 Shares outstanding as of October 31, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2018.

As of the date hereof, the Master Fund beneficially owned directly 2,544,472 Shares, the Canadian Fund beneficially owned directly 52,734 Shares, 408,794 Shares were held in the Separately Managed Account and Mr. Loukas directly owned 3,500 Shares, constituting approximately 4.4%, less than 1%, less than 1% and less than 1%, respectively, of the Shares outstanding.

FrontFour Capital, as the investment manager of the Master Fund and the Separately Managed Account, may be deemed to beneficially own the 2,953,266 Shares directly beneficially owned by the Master Fund and held in the Separately Managed Account, constituting approximately 5.1% of the Shares outstanding.

FrontFour Corp., as the investment manager of the Canadian Fund, may be deemed to beneficially own the 52,734 Shares directly beneficially owned by the Canadian Fund, constituting less than 1% of the Shares outstanding.

Mr. Loukas, as a managing member and principal owner of FrontFour Capital and a principal owner of FrontFour Corp., may be deemed to beneficially own the 3,006,000 Shares directly beneficially owned in the aggregate by the Master Fund and the Canadian Fund and held in the Separately Managed Account, which, together with the 3,500 Shares he directly owns, constitute approximately 5.2% of the Shares outstanding.

11

CUSIP No. 552697104

Messrs. Lorber and George, each as a managing member and principal owner of FrontFour Capital and a principal owner of FrontFour Corp., may be deemed to beneficially own the 3,006,000 Shares directly beneficially owned in the aggregate by the Master Fund and the Canadian Fund and held in the Separately Managed Account, which constitute approximately 5.2% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)               Each of the Master Fund, FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Master Fund.

Each of FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held in the Separately Managed Account.

Each of the Canadian Fund, FrontFour Corp. and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Canadian Fund.

Mr. Loukas has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by him.

(c)                The transactions in the securities of the Issuer effected by the Reporting Persons during the past 60 days are set forth on Schedule B attached hereto. All of such transactions were effected in the open market except as otherwise set forth therein.

(d)               No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)                Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 28, 2018, the Reporting Persons entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

12

CUSIP No. 552697104

Item 7.	Material to be Filed as Exhibits.
Exhibit No.	Description

99.1	Joint Filing Agreement, dated November 28, 2018.

13

CUSIP No. 552697104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2018	FrontFour Master Fund, Ltd.

	By:	FrontFour Capital Group LLC as Investment Manager

	By:	/s/ David A. Lorber
		Name:	David A. Lorber
		Title:	Managing Member

FrontFour Capital Group LLC

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Opportunity Fund

By:	FrontFour Capital Corp. as Investment Manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

FrontFour Capital Corp.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

/s/ Stephen E. Loukas
Stephen E. Loukas

/s/ David A. Lorber
David A. Lorber

/s/ Zachary R. George
Zachary R. George

14

CUSIP No. 552697104

SCHEDULE A

Directors, Executive Officers and Principals of Certain Reporting Persons

FrontFour Capital Group LLC

Name	Position	Citizenship	Principal Occupation	Business Address
Stephen E. Loukas	Managing Member	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
David A. Lorber	Managing Member	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
Zachary R. George	Managing Member	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
Justin Hirsch	Chief Financial Officer and Chief Compliance Officer	USA	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

FrontFour Master Fund, Ltd.

Name	Position	Citizenship	Principal Occupation	Business Address
David A. Lorber	Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

Jennifer Collins	Director	Canada	Independent Director at Carne Global Financial Services (Cayman) Limited	Grand Pavilion Commercial Centre 802 West Bay Road PO Box 30872 Grand Cayman, KY1-1204 Cayman Islands
Jonathan Morgan	Director	USA	Principal owner of Sound Fund Advisors LLC	30 Old Kings Highway South Darien, Connecticut 06820
Justin Hirsch	Chief Financial Officer and Chief Compliance Officer	USA	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

CUSIP No. 552697104

FrontFour Opportunity Fund

Name	Position	Citizenship	Principal Occupation	Business Address
Stephen E. Loukas	Principal	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
David A. Lorber	Principal	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
Zachary R. George	Principal	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
Justin Hirsch	Chief Financial Officer and Chief Compliance Officer	USA	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

FrontFour Capital Corp.

Name	Position	Citizenship	Principal Occupation	Business Address
Stephen E. Loukas	Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
David A. Lorber	Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
Zachary R. George	Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
Justin Hirsch	Chief Financial Officer and Chief Compliance Officer	USA	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

CUSIP No. 552697104

SCHEDULE B

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Amount of Securities Purchased	Price ($)	Date of Purchase

FRONTFOUR MASTER FUND, LTD.

Class A Shares	13,377	4.3503	09/20/2018
Class A Shares	2,274	4.5125	09/24/2018
Class A Shares	4,270	4.4738	09/25/2018
Class A Shares	4,235	4.4800	09/26/2018
Class A Shares	3,708	4.2070	09/28/2018
Class A Shares	3,437	4.1069	10/01/2018
Class A Shares	9,071	3.8931	10/03/2018
Class A Shares	9,968	3.8533	10/04/2018
Class A Shares	10,767	3.8680	10/05/2018
Class A Shares	10,597	3.7384	10/08/2018
Class A Shares	3,753	3.6924	10/09/2018
Class A Shares	8,752	3.4200	10/10/2018
Class A Shares	1,943	3.2927	10/11/2018
Class A Shares	5,743	2.9247	10/12/2018
Class A Shares	1,085	2.8887	10/15/2018
Class A Shares	2,064	2.7107	10/18/2018
Class A Shares	5,900	2.6769	10/19/2018
Class A Shares	5,000	2.5711	10/22/2018
Class A Shares	28,066	2.4984	10/23/2018
Class A Shares	30,668	2.5072	10/24/2018
Class A Shares	14,982	2.4183	10/25/2018
Class A Shares	6,407	2.5093	10/29/2018
Class A Shares	13,000	2.4677	10/30/2018
Class A Shares	12,700	2.5510	10/31/2018
Class A Shares	1,500	2.4763	10/31/2018
Class A Shares	2,900	2.4798	10/31/2018
Class A Shares	300	2.5000	11/01/2018
Class A Shares	200	2.5400	11/01/2018
Class A Shares	1,500	2.6203	11/01/2018
Class A Shares	100,000	3.0139	11/02/2018
Class A Shares	18,000	3.1733	11/05/2018
Class A Shares	9,000	3.0814	11/05/2018
Class A Shares	7,800	2.9744	11/05/2018
Class A Shares	4,000	3.0849	11/05/2018
Class A Shares	45,000	3.2075	11/06/2018
Class A Shares	15,000	3.1943	11/07/2018
Class A Shares	10,000	3.0078	11/08/2018
Class A Shares	11,400	2.7801	11/09/2018
Class A Shares	4,200	2.7562	11/12/2018
Class A Shares	10,000	2.7076	11/14/2018
Class A Shares	65,000	2.6599	11/16/2018
Class A Shares	20,000	2.6252	11/19/2018
Class A Shares	22,000	2.3673	11/20/2018
Class A Shares	25,000	2.3596	11/20/2018
Class A Shares	5,000	2.3834	11/20/2018

Class A Shares	5,000	2.3645	11/21/2018
Class A Shares	5,000	2.3500	11/21/2018
Class A Shares	20,000	2.3552	11/23/2018
Class A Shares	15,500	2.3785	11/26/2018
Class A Shares	25,500	2.3000	11/27/2018

CUSIP No. 552697104

FRONTFOUR OPPORTUNITY FUND

Class A Shares	366	4.3503	09/20/2018
Class A Shares	40	4.5125	09/24/2018
Class A Shares	359	4.2070	09/28/2018
Class A Shares	376	4.1069	10/01/2018
Class A Shares	321	3.8931	10/03/2018
Class A Shares	13	3.8533	10/04/2018
Class A Shares	121	3.8680	10/05/2018
Class A Shares	229	3.7384	10/08/2018
Class A Shares	247	3.6924	10/09/2018
Class A Shares	13	2.9247	10/12/2018
Class A Shares	121	2.8887	10/15/2018
Class A Shares	36	2.7107	10/18/2018
Class A Shares	595	2.4984	10/23/2018
Class A Shares	802	2.5072	10/24/2018
Class A Shares	625	2.4183	10/25/2018
Class A Shares	967	2.5093	10/29/2018

FRONTFOUR CAPITAL GROUP LLC

(Through Separately Managed Account)

Class A Shares	2,257	4.3503	09/20/2018
Class A Shares	686	4.5125	09/24/2018
Class A Shares	730	4.4738	09/25/2018
Class A Shares	765	4.4800	09/26/2018
Class A Shares	5,933	4.2070	09/28/2018
Class A Shares	687	4.1069	10/01/2018
Class A Shares	3,308	3.8931	10/03/2018
Class A Shares	1,819	3.8533	10/04/2018
Class A Shares	2,112	3.8680	10/05/2018
Class A Shares	2,174	3.7384	10/08/2018
Class A Shares	948	3.4200	10/10/2018
Class A Shares	1,057	3.2927	10/11/2018
Class A Shares	744	2.9247	10/12/2018
Class A Shares	294	2.8887	10/15/2018
Class A Shares	4,639	2.4984	10/23/2018
Class A Shares	3,030	2.5072	10/24/2018
Class A Shares	2,893	2.4183	10/25/2018
Class A Shares	17,626	2.5093	10/29/2018